Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-251282
Prospectus Supplement No. 6
(To Prospectus dated December 22, 2020, as amended by
Prospectus Supplement No. 1 dated December 28, 2020,
Prospectus Supplement No. 2 dated December 30, 2020,
Prospectus Supplement No. 3 dated January 4, 2021,
Prospectus Supplement No. 4 dated January 5, 2021 and
Prospectus Supplement No. 5 dated January 6, 2021)

ASHFORD HOSPITALITY TRUST, INC.
This is Prospectus Supplement No. 6 (this “Prospectus Supplement”) to our Prospectus, dated December 22, 2020, as amended by Prospectus Supplement No. 1, dated December 28, 2020, Prospectus Supplement No. 2, dated December 30, 2020, Prospectus Supplement No. 3, dated January 4, 2021, Prospectus Supplement No. 4, dated January 5, 2021, and Prospectus Supplement No. 5, dated January 6, 2021 (as amended, the “Prospectus”), relating to the offer and sale of up to 10,598,099 shares of common stock, par value $0.01 (“Common Stock”), of Ashford Hospitality Trust, Inc. (the “Company”), by Lincoln Park Capital Fund, LLC (“Lincoln Park”). Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.
We have attached to this Prospectus Supplement our current report on Form 8-K filed January 7, 2021. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.
Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is January 7, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): January 4, 2021

ASHFORD HOSPITALITY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-31775	86-1062192
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS employer identification number)

14185 Dallas Parkway, Suite 1100
Dallas
Texas		75254
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (972) 490-9600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriated box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14-a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AHT	New York Stock Exchange
Preferred Stock, Series D	AHT-PD	New York Stock Exchange
Preferred Stock, Series F	AHT-PF	New York Stock Exchange
Preferred Stock, Series G	AHT-PG	New York Stock Exchange
Preferred Stock, Series H	AHT-PH	New York Stock Exchange
Preferred Stock, Series I	AHT-PI	New York Stock Exchange

ITEM 8.01     OTHER EVENTS.
As previously disclosed, on October 16, 2020, the independent members of the board of directors of Ashford Inc. (the “Ashford Inc. Directors”) provided Ashford Hospitality Trust, Inc. (“Ashford Trust”): (i) a 30-day deferral on the payment of certain fees and reimbursable expenses with respect to the month of October 2020 payable under the Advisory Agreement (defined below); and (ii) a 30-day deferral on the payment of certain fees payable to Lismore Capital II LLC (“Lismore”), a subsidiary of Ashford Inc., pursuant to the Lismore Agreement (defined below). On November 5, 2020, the Ashford Inc. Directors provided Ashford Trust: (i) an additional 30-day deferral of the base advisory fees and Lismore success fees for the month of October 2020 that were previously deferred; and (ii) a 30-day deferral of the base advisory fees and any Lismore success fees for the month of November 2020. On November 26, 2020, the Ashford Inc. Directors provided Ashford Trust: (i) an additional deferral of the base advisory fees and any Lismore success fees for the months of October 2020 and November 2020 that were previously deferred; and (ii) a deferral of the base advisory fees and any Lismore success fees for the month of December 2020 such that all such fees would be due and payable on January 4, 2021.

On January 4, 2021, the independent members of the board of directors of Ashford Trust (the “Ashford Trust Directors”) requested that Ashford Inc. provide Ashford Trust: (i) an additional deferral of the base advisory fees and any Lismore success fees for the months of October 2020, November 2020 and December 2020 that were previously deferred; and (ii) a deferral of the base advisory fees and any Lismore success fees for the month of January 2021 such that all such fees would be due and payable on January 11, 2021. On January 4, 2021, the Ashford Inc. Directors approved the Ashford Trust Directors’ requests, as described further below.

Advisory Agreement

Absent a waiver, pursuant to the Amended and Restated Advisory Agreement, effective as of June 10, 2015, by and among Ashford Trust, Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC, as amended (the “Advisory Agreement”), Ashford Trust must pay, on a monthly basis, a base management fee. The minimum base management fee is equal to the greater of: (i) 90% of the base fee paid for the same month in the prior fiscal year; and (ii) 1/12th of the “G&A Ratio” for the most recently completed fiscal quarter multiplied by Ashford Trust’s total market capitalization on the last balance sheet date included in the most recent quarterly report on Form 10-Q or annual report on Form 10-K that Ashford Trust filed with the Securities and Exchange Commission. In addition, Ashford Inc. is entitled to receive directly or be reimbursed for all expenses paid or incurred by Ashford Inc. on behalf of Ashford Trust or in connection with the services provided by Ashford Inc. pursuant to the Advisory Agreement.

On January 4, 2021, the Ashford Inc. Directors granted Ashford Trust: (i) an additional deferral of the payment of the base advisory fees that were previously deferred for the months of October 2020, November 2020 and December 2020; and (ii) a deferral of approximately $2.8 million in base advisory fees with respect to the month of January 2021. The foregoing payments will now be due and payable on January 11, 2021. Additionally, the Ashford Inc. Directors waived any claim against Ashford Trust and Ashford Trust’s affiliates and each of their officers and directors for breach of the Advisory Agreement or any damages that may have arisen in absence of such fee deferral.

The foregoing summary is qualified in its entirety by reference to the Advisory Agreement and amendment thereto, which are filed as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 8-K, each of which is incorporated by reference herein.

Lismore Agreement

On July 1, 2020, Ashford Trust entered into an amended and restated agreement, effective as of April 6, 2020, with Lismore, a subsidiary of Ashford Inc., whereby Lismore, acting as agent for Ashford Trust, was engaged to seek maturity extensions, refinancings, forbearances, principal reductions and debt-to-equity conversions of Ashford Trust’s existing mortgage and mezzanine loans (the “Lismore Agreement”).

Absent a waiver, pursuant to the Lismore Agreement, the fees Lismore would be entitled to are approximately $3.4 million in success fees payable in connection with any signed forbearance agreements negotiated in the months of October 2020, November 2020, December 2020 and January 2021 with Ashford Trust’s mortgage and mezzanine lenders. On January 4, 2021, the Ashford Inc. Directors granted Ashford Trust: (i) an additional deferral of the payment of any Lismore success fees for the months of October 2020, November 2020 and December 2020; and (ii) a deferral of any additional Lismore success fees for the month of January 2021. The foregoing payments will now be due and payable on January 11, 2021. Additionally, the Ashford Inc. Directors waived any claim against Ashford Trust and Ashford Trust’s affiliates and each of their officers and directors for breach of the Lismore Agreement or any damages that may have arisen in absence of such fee deferral.

ITEM 9.01     FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit Number	Exhibit Description
10.1
Amended and Restated Advisory Agreement, dated as of June 10, 2015, by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on June 12, 2015) (File No. 001-31775).

10.2
Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement, dated June 26, 2018, among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC, dated June 26, 2018 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on June 26, 2018) (File No. 001-31775).

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 7, 2021

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ ROBERT G. HAIMAN
Robert G. Haiman
Executive Vice President, General Counsel & Secretary